PETROGEN


October 5, 2005


Karl Hiller, Branch Chief
United States
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 - 7010

Re:   File No. 0-25579

Mr. Hiller,

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2. After discussions with yourself and Ms. Towner, we have restated the financial statements to comply with Rule 4-10(c)(6)(iv) of Regulation S-X. The reallocation of expenses and reimbursements to the carrying value of the properties resulted in no change.

FINANCIAL STATEMENTS

BALANCE SHEET

3.   See financial statements for reclassification.

NOTE 3 - ACQUISITION OF PETROGEN INC.

4.   See  Consolidated   Statement  of  Stockholders'  Equity  for  presentation
     changes.

5.   See financial statements for corrected terminology.

NOTE 5 - OIL AND GAS PROPERTIES

6. See financial statements for updated note, because all properties are still unproven, we only used the two categories. I search other companies on EDGAR and compared the presentation on the balance sheet as well as the notes to the financial statements.


I will follow up with you in a few days to confirm your receipt of this letter and amended financial statements and to discuss, once we agree on the necessary changes, I will have the auditors sign off on the amended statements and forward the entire amended 10K for approval before filing it on EDGAR.


Sincerely,



/s/ BRIAN FIDDLER
    __________________
    Brian Fiddler, CFO


      Greenway Plaza, 3200 S.W. Freeway, Suite 3300, Houston, Texas, 77027
       Tel: 713-402-6115 / Fax: 713-552-0022 / Toll Free: 1-888-875-1155 /
                            Email: info@petrogen.net
                            Website: www.petrogen.net